Exhibit 99.1

JMU Limited Acquired Unicorn Investment Limited

SHANGHAI, May 21, 2019 /PRNewswire/ -- JMU Limited (the “Company” or “JMU”) (Nasdaq: JMU), a B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced that the Company has acquired Unicorn Investment Limited (“Unicorn”). Pursuant to a share purchase agreement, on May 21, 2019, JMU purchased all the issued and outstanding shares of Unicorn from its shareholder for the consideration of 632,660,858 newly issued ordinary shares of JMU.

Unicorn is a developer of asset transaction platform products based on blockchain technologies. The former shareholder of Unicorn and the seller in the acquisition, Mr. Haohan Xu, is a principal shareholder of the Company. Mr. Xu held 25.7% of all the issued and outstanding shares of the Company immediately prior to the closing of the acquisition, and will hold approximately 48.0% of all the issued and outstanding shares of the Company immediately after the closing of the acquisition.

JMU is acquiring Unicorn to meet the emerging demands of blockchain technology-based transactions.

About JMU Limited

JMU Limited is a B2B e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China. For more information, please visit: http://ir.ccjmu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to,” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU’s plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Luna Zhang

JMU Limited

zhangluna@ccjmu.com

Tel: +86 (021) 6015-1166, ext. 8904